Exhibit 99.1

Mobileye Announces Third Quarter 2015 Financial Results

Third Quarter 2015 Highlights:

•	Total revenue of $70.6 million, up 104% year-over-year
•	Non-GAAP net income of $34.9 million
•	Non-GAAP fully diluted EPS of $0.15
•	Generated $25.6 million in free cash flow

JERUSALEM, Israel – November 3, 2015 – (NYSE: MBLY) – Mobileye N.V., the global leader in the development of vision and data analysis for Advanced Driver Assistance Systems and autonomous driving, today announced financial results for the quarter ended September 30, 2015.

“Our third quarter results highlight the growing interest from OEMs, consumers and regulatory agencies to include advanced safety features in vehicles,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye.  “We launched new programs with autonomous emergency braking, a feature being standardized around the world, and recently released semantic free-space and holistic path prediction, the most innovative vision technologies for road scene interpretation.  Our commitment to innovation, ability to add successful program launches and provide best-in-class technologies for autonomous driving further strengthens our leadership in the ADAS and autonomous driving market.”

Third Quarter 2015 Financial Highlights

•	Revenue: Total revenue for the third quarter of 2015 was $70.6 million, an increase of 104% compared to $34.7 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $60.8 million, compared to $28.8 million in the prior-year period. After market (AM) revenue contributed the remaining $9.8 million of total revenue for the third quarter of 2015 compared to $5.9 million in the prior-year period.

•	Net Income (loss) and Earnings (loss) per Share: GAAP net income for the third quarter of 2015 was $24.2 million, or $0.10 per diluted share. This compares to GAAP net loss of $(13.1) million or $(0.09) on a per share basis for the third quarter of 2014. GAAP results included share-based compensation expense of $10.7 million for the third quarter of 2015 and $22.8 million for the third quarter of 2014.

Non-GAAP net income for the third quarter of 2015 was $34.9 million, or $0.15 per share, based on 238.5 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $9.7 million, or $0.04 per share, based on 232.9 million weighted average diluted shares outstanding during the third quarter of 2014. Non-GAAP net income excludes share-based compensation expense.

•	Cash, restricted bank deposits, marketable securities and cash flow: At September 30, 2015, Mobileye had cash and cash equivalents, restricted bank deposits, and marketable securities of $448.3 million, compared to $422.2 million at June 30, 2015.

The company generated $26.2 million in net cash from operating activities for the third quarter of 2015 compared to $10.9 million for the third quarter of 2014. The company generated $25.6 million in free cash flow for the 2015 third quarter compared to $10.4 million for the comparable 2014 quarter. Free cash flow represents net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Standard Time (U.S. time) today (Tuesday, November 3, 2015) to review the company’s financial results for the third quarter ended September 30, 2015 and to provide guidance for the remainder of fiscal 2015. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through February 1, 2016.

About Mobileye

Mobileye N.V. is the global leader in the development of vision and data analysis for Advanced Driver Assistance Systems and autonomous driving. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Our products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are integrated into car models from 23 global automakers including BMW, Ford, General Motors, Nissan, Volvo, Audi and Hyundai. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings (losses) per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income. To arrive at our non-GAAP net income, we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preference on a one-to-one basis as set forth in our articles of association. Immediately prior to our IPO on August 1, 2014, all outstanding class shares were converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected non-GAAP net income (loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP net income (loss) to projected GAAP net income (loss) for any future period due to the fluctuations of our stock price, which impact share-based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Yonah Lloyd

CCO / SVP

yonah.lloyd@mobileye.com

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share data)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenue	$169,053	$103,979	$70,645	$34,677
Cost of revenue	43,763	26,392	18,158	9,017

Gross profit	125,290	77,587	52,487	25,660

Operating costs and expenses

Research and development, net	31,758	26,925	11,526	10,140
Sales and marketing	9,791	11,910	2,812	6,448
General and administrative	26,667	59,685	10,780	18,160

Total operating expenses	68,216	98,520	25,118	34,748

Operating profit (loss)	57,074	(20,933)	27,369	(9,088)

Interest income	1,718	1,097	1,030	379
Financial loss, net	(592)	(2,973)	(158)	(3,006)

Profit (loss) before taxes on income	58,200	(22,809)	28,241	(11,715)
Taxes on income	(8,574)	(9,674)	(4,028)	(1,398)

Net income (loss) for the period	$49,626	$(32,483)	$24,213	$(13,113)

Basic and diluted income (loss) per share:
Basic	$0.23	$(0.45)	$0.11	$(0.09)
Diluted	$0.21	$(0.45)	$0.10	$(0.09)

Weighted average number of ordinary shares (in thousands)
Basic	216,927	71,884	218,180	149,779
Diluted	237,795	71,884	238,522	149,779

MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(UNAUDITED)

(in thousands, except per share data)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2015	2014	2015	2014

GAAP net income (loss) as reported	$49,626	(32,483)	$24,213	(13,113)

Non-GAAP adjustment
Expenses recorded for stock-based compensation
Cost of revenues	18	21	8	6
Research and development	5,871	4,347	2,000	1,988
Sales and marketing	1,384	5,994	353	4,191
General and administrative	19,918	55,558	8,355	16,589
Total adjustment	27,191	65,920	10,716	22,774

Non-GAAP net income	76,817	33,437	34,929	9,661

Non-GAAP net income per share
Basic	$0.35	$0.16	$0.16	$0.05
Diluted	$0.32	$0.15	$0.15	$0.04

Weighted average number of shares (in thousands)
Basic	216,927	204,734	218,180	209,079
Diluted	237,795	220,247	238,522	232,859

MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands)

	September 30,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$126,476	$339,881
Restricted bank deposits	3,052	2,315
Marketable securities	52,972	32,895
Trade account receivables, net	26,212	15,806
Inventories	35,458	17,626
Other current assets	9,135	9,820
Total current assets	253,305	418,343

Long-term assets
Marketable securities	265,839	-
Property, plant and equipment, net	10,921	8,787
Funds in respect of employee rights upon retirement	9,144	7,969
Other assets	2,079	1,307
Total long-term assets	287,983	18,063

Total assets	$541,288	$436,406
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$29,140	$17,870
Employee related accrued expenses	4,690	3,961
Other current liabilities	12,506	5,739
Total current liabilities	46,336	27,570

Long-term liabilities
Liability in respect of employee rights upon retirement	10,958	9,350
Long-term liabilities	5,082	4,812
Total long-term liabilities	16,040	14,162

Total liabilities	62,376	41,732

Shareholders’ equity

Share capital	2,554	2,511
Additional paid-in capital	558,574	523,315
Accumulated other comprehensive loss	(871)	(181)
Accumulated deficit	(81,345)	(130,971)
Total shareholders’ equity	478,912	394,674

Total liabilities and shareholders’ equity	$541,288	$436,406

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2015	2014	2015	2014
Cash flows from operating activities
Net income (loss) for the period	$49,626	$(32,483)	$24,213	$(13,113)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,464	1,856	846	677
Exchange rate differences	(21)	1,396	556	1,262
Liability in respect of employee rights upon retirement	1,608	842	80	(191)
Loss from marketable securities	173	1,482	5	1,441
Share-based compensation	27,191	65,920	10,716	22,774
Changes in asset and liabilities:
Trade accounts receivables, net	(10,406)	(7,280)	(2,797)	1,201
Other current assets	694	(1,884)	(1,145)	(2,959)
Inventories	(17,832)	(6,935)	(8,167)	(2,697)
Other long-term assets	(772)	(890)	(66)	(674)
Account payables and accrued expenses	10,813	9,761	1,737	2,097
Employee-related accrued expenses	729	607	(114)	21
Other current-liabilities	6,767	2,941	368	1,173
Long-term liabilities	270	3,924	(12)	(150)
Net cash provided by operating activities	71,304	39,257	26,220	10,862

Cash flows from investing activities
Change in restricted and short-term deposits	(692)	2,651	(717)	176
Proceeds from maturities / sales of marketable securities	144,659	15,985	14,984	4,010
Purchase of marketable securities	(431,438)	(18,985)	(73,708)	(329)
Short term loan granted	-	(6,392)	-	(6,392)
Funds in respect of employee right upon retirement	(1,243)	(707)	(406)	106
Purchase of property and equipment	(4,141)	(3,937)	(620)	(481)
Net cash used in investing activities	(292,855)	(11,385)	(60,467)	(2,910)

Cash flows from financing activities
Issuance of shares, net	-	196,538	-	196,841
Exercise of options	8,102	2,479	1,236	1,838
Net cash provided by financing activities	8,102	199,017	1,236	198,679

Increase (decrease) in cash and cash equivalents	(213,449)	226,889	(33,011)	206,631

Balance of cash and cash equivalents at the beginning of the period	339,881	72,560	159,647	92,684
Exchange rate differences on cash and cash equivalents	44	(1,240)	(160)	(1,106)
Balance of cash and cash equivalents at the end of the period	$126,476	$298,209	$126,476	$298,209

MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(UNAUDITED)

(in thousands)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2015	2014	2015	2014

GAAP net cash from operating activities as reported	$71,304	$39,257	$26,220	$10,862

Capital Expenditures	(4,141)	(3,937)	(620)	(481)
Free Cash Flow	67,163	35,320	25,600	10,381